DECOMA INTERNATIONAL INC.

SPECIAL MEETING OF SHAREHOLDERS

REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, sec. 11.3)

Monday, February 28, 2005
No. of Votes	Percentage

CLASS A SUBORDINATE VOTING SHARES

(a)	All Votes Cast

	FOR The special resolution, the full text of which is set out in Exhibit A to the Management Information Circular/Proxy Statement dated January 28, 2005, approving a plan of arrangement of Decoma International Inc. under section 182 of the Business Corporations Act (Ontario) (the "Arrangement Resolution")	40,827,707	99.34%

	AGAINST the Arrangement Resolution	271,828	0.66%

(b)	Votes Cast By Minority Shareholders

	FOR the Arrangement Resolution	5,576,132	95.35%

	AGAINST the Arrangement Resolution	271,828	4.65%

CLASS B SHARES

The Arrangement Resolution was authorized, approved and adopted by written resolution of all of the holders of the Class B Shares	31,909,091	100%

PREFERRED SHARES

The Arrangement Resolution was authorized, approved and adopted by written resolution of all of the holders of the Preferred Shares	2,000,000	100%

DECOMA INTERNATIONAL INC.
/s/ R.D. Benson

Date: February 28, 2005	R. David Benson Executive Vice-President, Secretary and General Counsel
Decoma International Inc. 50 Casmir Court Concord, ON L4K 4J5 Tel: 905.669.2888 Fax: 905.669.5075